Response to Item 77I - Terms of new or amended securities

Eaton Vance Emerging Markets Debt Opportunities Fund
The Fund redesignated its existing class of shares as Class R6 and, in addition, designated Class A shares, Class C shares and Class I shares during the period. The Fund began issuing Class A and Class I shares during the period. The terms of these share classes are described in the Fund's prospectus and statement of additional information, which are incorporated herein by reference.